

May 28, 2009

<u>**Via Facsimile (212) 310-8007 and US Mail**</u>
Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

> Re: **The Children's Place Retail Stores, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 13, 2009**
> **File No. 1-23071**

Dear Mr. Aiello:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please understand that after our review of all of your responses, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   The filing was incorrectly tagged as PRE14A. Preliminary proxy statements related to a contested solicitation should be tagged PREC14A. Please file your next preliminary proxy statement submission using the EDGAR header tag PRER 14A. When you submit your definitive proxy statement, please ensure that you use the EDGAR header tag DEFC14A to reflect the contested nature of the election.

"Who will pay the expenses incurred in connection with the solicitation of my vote…", page 8

2. Please supplement your disclosure to describe the material features of the contract or arrangement entered into with Mackenzie Partners, Inc.   See Item 4(b)(3) of Schedule 14A.

3. Refer to Item 4(b)(3) of Schedule 14A. Please clarify all the means you intend to use in the solicitation of proxies. Currently, your disclosure suggests that you will only solicit proxies personally or telephonically and omits reference to the use of mail, facsimile or Internet. Please revise or advise. Additionally, please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

4. We refer you to Item 4(b)(4). Please specify the total amount estimated to be spent and total expenditures to date in connection with the solicitation.

Matters Requiring Stockholder Action, page 9

Proposal No.1-Election of Directors, page 9

Nominees for Election at the Annual Meeting, page 9

5. Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe each individual's business experience for the past five years and disclose the dates of experience by month and year. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide. For example, we note gaps in the biographical information provided for Mr. Elvey from the period 2006 to the present.

Selection of Nominees, page 11

6. Please revise to disclose whether each of the nominees consented to be named in the proxy and to serve, if elected. See Rule 14a-4(d).

7. You disclose that if any of the nominees is "unable to serve or declines to serve at the time of the annual meeting, the proxy holders will vote for any nominee who shall be designated" by your Board. Your disclosure suggests that you are reserving the right to vote for a substitute nominee in the event the other nominees are unable to serve. Please note that we consider the existence of substitute

nominees to be material to a security holder's voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

Proposal No. 3-Stockholder Proposal, page 16

Bylaw Restoration Proposal, page 16

8.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support with respect to the following non-exhaustive list of statements you make:

- "[t]he Board believes the stockholder proposal…is designed to help Mr. Dabah assert control over the Board…," and

- "the stockholder proposal has no other purpose other than to limit Board actions….that Mr. Dabah may find disadvantageous in his efforts to assert control over the Board…"

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

9.   You identify by way of example, Mr. Dabah as a third party that might attempt "to gain control of the company without paying a control premium". Your disclosure implies a link between passage of the proposal and a third party gaining control of the company. Revise to provide the basis for this assertion as it is not apparent how passage of the stockholder proposal without any other action, would result in a third party gaining control of the company. In this regard, we also note that even assuming Mr. Dabah's nominees were elected, they would constitute only a minority of the Board.

Appendix I

10.   Please revise to include all participant information required by Items 4(b) and 5(b) of Schedule 14A. In this regard, we note that you have omitted information pertaining to Messrs. Dabah and Silverstein. Revise to include all such information as such persons currently serve as directors of the company. See Instruction 3(a)(ii) to Item 4 of Schedule 14A.

*   *   *

Please respond to the above comments promptly and comply with our comments when disseminating information in the future. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter filed via EDGAR and tagged as "CORRESP". You should be aware, however, that we may have additional comments based on your supplemental response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions